ZENTEK LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2023 and 2022

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

1

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	As at September 30, 2023 $	As at March 31, 2023 $

ASSETS
Current assets
Cash and cash equivalents [note 12]	7,508,774	10,357,317
Accounts and other receivables - net [note 3]	495,656	569,008
Loan receivable [note 4]	534,405	2,983,642
Inventories [note 5]	2,904,434	2,849,073
Prepaids and deposits [note 5]	754,269	1,193,969
Total current assets	12,197,538	17,953,009

Non-current assets
Property and equipment - net [note 6]	8,083,503	8,335,867
Exploration and evaluation assets [note 7]	7,196,375	7,000,000
Total non-current assets	15,279,878	15,335,867
Total assets	27,477,416	33,288,876

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 8]	1,253,366	1,292,474
Current portion of lease liability [note 9]	137,410	129,264
Current portion of long-term debt [note 10]	498,883	998,080
Total current liabilities	1,889,659	2,419,818

Non-current liabilities
Lease liability [note 9]	411,939	484,856
Long-term debt [note 10]	258,844	-
Total non-current liabilities	670,783	484,856
Total liabilities	2,560,442	2,904,674

SHAREHOLDERS' EQUITY
Share capital [note 11(a)]	86,290,878	85,754,399
Share-based payment reserve [note 11(c)]	10,913,195	10,355,611
Shares to be issued [note 7(a)]	472,500	472,500
Deficit	(72,759,599)	(66,198,308)
Total shareholders' equity	24,916,974	30,384,202
Total shareholders' equity and liabilities	27,477,416	33,288,876

Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 14]
Subsequent Events [note 18]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

These consolidated financial statements were authorised for issue by the Board of Directors on November 9, 2023.
Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Ilse Treurnicht"	, Director

2

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	Three Months Ended September 30, 2023 $	Three Months Ended September 30, 2022 $	Six Months Ended September 30, 2023 $	Six Months Ended September 30, 2022 $

REVENUE
Sales	11,641	-	11,641	33,105
Other income	-	-	-	15,000
	11,641	-	11,641	48,105

EXPENSES
Amortisation [note 6]	151,244	116,006	291,059	271,706
Bad debts	-	127,112	-	127,112
Consulting fees	237,410	146,467	316,848	725,948
Directors fees [note 13]	36,250	65,625	66,250	65,625
Insurance	98,469	72,357	195,525	160,041
Investor relations and promotion	76,580	150,253	87,793	190,678
Listing and filing fees	24,875	10,927	118,340	147,198
Office expenses	38,700	47,248	71,741	87,811
Professional fees	362,833	406,231	771,558	895,466
Rent	92,218	43,560	215,835	75,190
Research and development	564,364	211,006	998,041	885,113
Salaries and benefits [note 13]	1,105,423	908,486	2,019,941	1,752,600
Share-based compensation [notes 11(c) and 13]	367,437	1,005,582	1,176,584	2,281,709
Supplies and materials	142,728	9,069	137,682	541,838
Travel	45,339	57,037	68,411	110,903
Other expenses [note 17]	183,175	98,832	364,810	258,243
	3,527,045	3,475,798	6,900,418	8,577,181

Loss before the undernoted	(3,515,404)	(3,475,798)	(6,888,777)	(8,529,076)

Interest income	105,613	97,878	249,015	155,952
Interest expense	(29,014)	(32,135)	(53,758)	(71,133)
Loss on disposal of equipment	(149,342)	-	(149,342)	-
Other income	28,505	-	38,358	-
Government grants [note 16]	154,391	-	243,213	-
Total other income	110,153	65,743	327,486	84,819

Net loss and comprehensive loss for the period	(3,405,251)	(3,410,055)	(6,561,291)	(8,444,257)

Basic and diluted net loss per share [note 15]	(0.03)	(0.03)	(0.07)	(0.09)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

3

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Share to be Issued $	Deficit $	Total Equity $

Balance as at March 31, 2022	99,248,058	85,494,266	-	7,761,541	472,500	(52,179,246)	41,549,061
Stock options exercised [note 11(a)]	285,924	260,133	-	(119,016)	-	-	141,117
Recognition of share-based compensation [note 11(c)]	-	-	-	2,186,592	-	-	2,186,592
Net loss and comprehensive loss for the period	-	-	-	-	-	(8,444,257)	(8,444,257)
Balance as at September 30, 2022	99,533,982	85,754,399	-	9,829,117	472,500	(60,623,503)	35,432,513

Balance as at March 31, 2023	99,533,982	85,754,399	-	10,355,611	472,500	(66,198,308)	30,384,202
Stock options exercised [note 11(a)]	1,451,938	732,000	-	(619,000)	-	-	113,000
Shares cancelled [note 11(a)]	(106,800)	(197,920)	-	-	-	-	(197,920)
Shares issued	2,999	2,399	-	-	-	-	2,399
Recognition of share-based compensation [note 11(c)]	-	-	-	1,176,584	-	-	1,176,584
Net loss and comprehensive loss for the period	-	-	-	-	-	(6,561,291)	(6,561,291)
Balance as at September 30, 2023	100,882,119	86,290,878	-	10,913,195	472,500	(72,759,599)	24,916,974

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

4

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	Six Months Ended September 30, 2023 $	Six Months Ended September 30, 2022 $

OPERATING ACTIVITIES
Loss for the period	(6,561,291)	(8,444,257)
Items not affecting cash
Amortisation [note 6]	291,059	271,706
Loan receivable accrued interest	(14,973)	-
Loss on disposal of equipment	149,342	-
Share-based compensation [note 11(c)]	1,176,584	2,281,709
Net change in non-cash working capital balances [note 12]	515,188	(798,756)
Cash flows used in operating activities	(4,444,091)	(6,689,598)

INVESTING ACTIVITIES
Loan receivable advanced	(35,790)	(25,000)
Loan receivable repayment	2,500,000	-
Mineral exploration and evaluation expenditures capitalised	(196,375)	-
Purchase of property and equipment [notes 6 and 12]	(282,243)	(1,697,189)
Cash flows from (used in) investing activities	1,985,592	(1,722,189)

FINANCING ACTIVITIES
Payments on lease liability [note 9]	(64,771)	(70,806)
Payments on long-term debt [note 10]	(240,353)	(469,585)
Proceeds from stock options exercised [note 11(a)]	113,000	46,000
Shares purchased for cancellation [note 11(a)]	(197,920)	-
Cash flows used in financing activities	(390,044)	(494,391)

Change in cash and cash equivalents during the period	(2,848,543)	(8,906,178)
Cash and cash equivalents, beginning of period	10,357,317	26,675,000
Cash and cash equivalents, end of period	7,508,774	17,768,822
Supplementary disclosures - see note 12

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

5

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

On June 12, 2023, the Company incorporated a wholly-owned subsidiary that will own the exclusive, global licensing rights for all aptamer-based technology from the collaboration with McMaster University.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

These unaudited condensed interim consolidated financial statements of the Company for the three and six months ended September 30, 2023 were approved and authorised for issue by the Board of Directors on November 9, 2023.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

As at September 30, 2023, the Company had not yet achieved profitable operations and had an accumulated deficit of $72,759,599 and expects to incur further losses in the development of its business. These events or conditions indicate that a material uncertainty exists that cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

6

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2023 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2023.

b) Future changes in accounting standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company's consolidated financial statements upon adoption.

c) Significant judgments

In preparing the Company's unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2023, the Company applied the critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2023.

3. ACCOUNTS AND OTHER RECEIVABLES

	September 30, 2023 $	March 31, 2023 $

Trade receivables	99,890	106,458
Government grants receivable	15,000	151,440
HST recoverable	207,272	172,496
Accrued interest receivable on guaranteed investment certificates	173,494	238,614
Less: valuation allowance on trade receivables	-	(100,000)
Total accounts and other receivables	495,656	569,008

7

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

4. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan was originally secured by mortgages against two properties held by the borrower. The original maturity date was July 1, 2022 and an amended and restated promissory note was completed in 2023 with a revised maturity date of September 29, 2023. As a result of the sale of one property held as security in June 2023, a partial payment of $2,500,000 was applied against the loan receivable. The security against this property was released accordingly. Subsequent to September 30, 2023, an amended and restated promissory note for the remaining balance was completed with a new maturity date of March 29, 2024. The Company performed an analysis of collectivity and based on the collateral against the loan, determined that no provision was required. A continuity of the loan principal and interest balances is presented below:

	September 30, 2023 $	March 31, 2023 $

Loan balance, beginning of period	2,983,642	2,950,000
Loans advanced	35,790	33,642
Principal payments received	(2,500,000)	-
Interest earned	49,973	180,000
Interest payments received	(35,000)	(180,000)
Loan balance, end of period	534,405	2,983,642

5. INVENTORIES

	September 30, 2023	March 31, 2023
	$	$

Raw materials	2,513,807	2,418,530
Finished goods	390,627	430,543
Total inventories	2,904,434	2,849,073

The cost of inventories recognized as an expense and included in supplies and materials amounted to $55,361 (March 31, 2023: $50,067)

Included in prepaids and deposits are $nil (March 31, 2023: $114,725) of prepayments made for inventory to be delivered subsequent to period end. A continuity of prepaid inventory is presented below:

	September 30, 2023	March 31, 2023
	$	$

Prepaid inventory, beginning of period	114,725	855,415
Prepayments made during the period	-	-
Inventory received	(114,725)	(740,690)
Prepaid inventory, end of period	-	114,725

8

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

6. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the six-month period ended September 30, 2023.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2023	7,720,661	615,206	8,335,867
Less: amortisation	(210,461)	(80,598)	(291,059)
Less: disposals	(149,342)	-	(149,342)
Plus: purchases	188,037	-	188,037
Property and equipment as at September 30, 2023	7,548,895	534,608	8,083,503

The following is a reconciliation of changes in the balances of property and equipment for the year ended March 31, 2023.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2022	5,732,373	293,048	6,025,421
Less: amortisation	(380,286)	(159,407)	(539,693)
Less: disposals	(9,624)	-	(9,624)
Plus: purchases	2,378,198	481,565	2,859,763
Property and equipment as at March 31, 2023	7,720,661	615,206	8,335,867

The Company's property and equipment includes an asset under construction in the amount of $48,245 (March 31, 2023: $1,946,048) related to costs incurred for a production line at the silver-graphene oxide pilot plant. No amortisation has been recorded on this asset as it is not yet available for use.

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

7. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

9

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

7. EXPLORATION AND EVALUATION PROPERTY (continued)

Albany Property

$
Balance at March 31, 2022	7,000,000
Expenditures	-
Impairment	-
Balance at September 30, 2022	7,000,000

Balance at March 31, 2023	7,000,000
Expenditures	196,375
Impairment	-
Balance at September 30, 2023	7,196,375

On September 30, 2021, as a result of the Company's change in business from a mining issuer to an industrial, technology, life sciences issuer, the Company conducted an impairment test and determined the recoverable amount of the exploration and evaluation property to be $7,000,000. Accordingly, the Company recognised an impairment charge on the exploration and evaluation property to reduce the carrying value to $7,000,000.

In February 2023, a new subsidiary corporation, Albany Graphite Corp. ("Albany"), was incorporated for the purpose of transferring the Albany Property. On February 13, 2023, a non-binding letter of intent was signed pursuant to which the Company and Albany agreed to negotiate a transaction involving the transfer of the Albany Property. On May 23, 2023, pursuant to the terms of the property purchase agreement dated April 24, 2023, the Company transferred to Albany the ownership of the Albany Graphite Project. As consideration for the transfer of the Albany Property, the Company received 59,999,900 common shares of Albany.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2023 $	March 31, 2023 $
Trade payables	967,520	911,477
Accrued liabilities	285,846	380,997
Total accounts payable and accrued liabilities	1,253,366	1,292,474

10

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

9. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three-year period to be paid in monthly instalments of $17,120 plus HST. During the year ended March 31, 2023, the Company determined that it was likely the lease term would be extended to January 31, 2027. As a result, the right-of-use asset and lease liability values were adjusted to reflect the impacts of the extension.

The lease liability relates to the above noted agreement. The lease liability as at September 30, 2023 and March 31, 2023 is as follows:

	September 30, 2023 $	March 31, 2023 $
Lease liability	549,349	614,120
Less: current portion	(137,410)	(129,264)
Long-term portion	411,939	484,856

Interest expense recognised on the lease liability for the three and six month periods ended September 30, 2023 was $18,642 and $31,529 respectively (2022: $11,858 and $25,494).

10. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum.

	September 30, 2023 $	March 31, 2023 $
First mortgage payable in monthly installments of $43,764 including interest at 5% per annum, due March 1, 2025, with land and building, having a net book value of $1,932,314 (March 31, 2023: $2,012,414), pledged as collateral.	757,727	998,080
Less current portion	(498,883)	(998,080)
Total long-term debt	258,844	-

11

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

11. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the six months ended September 30, 2023, the Company issued 1,451,938 common shares in connection with the exercise of 1,900,000 options (2022: 285,924 common shares on exercise of 348,333 options). The carrying value of the options, being $619,000 (2022: $119,016), was removed from share-based payment reserve and added to share capital. Of the 1,900,000 (2022: 348,333) options exercised, 1,800,000 (2022: 233,333) were exercised using a "cashless" exercise method whereby 448,062 (2022: 62,409) fewer shares were issued than exercised as compensation for the $918,000 (2022: $153,666) that would have otherwise been received by the Company upon exercise.

During the six months ended September 30, 2023, the Company also purchased, and subsequently cancelled, 106,800 of its own common shares at a cost of $197,920.

(b) Share Purchase Warrants

The Company had no share purchase warrants outstanding as of September 30, 2023 and March 31, 2023.

(c) Stock Options and Share-Based Payment Reserve

During the six months ended September 30, 2023, the Company issued 850,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $2.12 to $2.24. The grant date fair value of these stock options was $1,154,250. The vesting period for the stock options issued was as follows: 283,333 at the date of issuance; 216,667 after 6 months from the date of issuance; 283,333 after 12 months from the date of issuance; and 66,667 after 24 months from the date of issuance.

During the six months ended September 30, 2022, the Company issued 450,000 stock options to a number of employees and directors at exercise prices ranging from $2.44 to $2.59. The grant date fair value of these stock options was $739,000. The vesting period for the stock options issued was as follows: 150,000 at the date of issuance; 83,333 after 6 months from the date of issuance; 150,000 after 12 months from the date of issuance; and 66,667 after 24 months from the date of issuance.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the six months ended September 30 is presented below:

	Sept 30, 2023	Sept 30, 2022
Expected dividend yield	0%	0%
Expected volatility	83% to 90%	88% to 95%
Expected forfeiture rate	5%	0%
Risk-free interest rate	3.6% to 4.5%	2.5% to 3.1%
Expected life	3 to 5 years	3 to 5 years

The Company's computation of expected volatility for the six months ended September 30, 2023 and 2022 is based on the Company's market close price over a prior period equal to the expected life of the options.

12

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months Ended September 30, 2023	Three months Ended September 30, 2022	Six months Ended September 30, 2023	Six months Ended September 30, 2022
	$	$	$	$

Share-based compensation expense	367,437	1,005,582	1,176,584	2,281,709

Stock option and share-based payment activity for the periods ended September 30, 2023 and March 31, 2023 are summarised as follows:

	Six months ended September 30, 2023		Year ended March 31, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$

Balance, beginning of period	8,673,334	2.03	8,692,334	2.01
Granted	850,000	2.16	600,000	2.36
Exercised	(1,900,000)	0.54	(348,333)	0.58
Expired	-	-	(270,667)	3.87
Balance, end of period	7,623,334	2.42	8,673,334	2.03

At September 30, 2023, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

Range of exercise Prices CAD$	Number Outstanding as at Sept 30, 2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at Sept 30, 2023	Weighted Average Exercise Price CAD$
$0.40 - $1.00	2,433,334	1.25	$0.48	2,433,334	$0.48
$1.01 - $4.00	3,375,000	2.31	$2.71	2,641,666	$2.86
$4.01 - $5.67	1,815,000	2.48	$4.47	1,650,000	$4.43
Totals	7,623,334	2.01	$2.42	6,725,000	$2.38

13

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

12. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	September 30, 2023 $	September 30, 2022 $

Accounts and other receivables	73,352	204,404
Inventories	(55,361)	(802,507)
Prepaids and deposits	439,700	(256,245)
Accounts payable and accrued liabilities	57,497	55,592
Total change in non-cash working capital balances	515,188	(798,756)

Supplementary disclosures:

Change in accounts payable relating to property and equipment	$94,206	$-

Cash and cash equivalents are comprised of:	September 30, 2023 $	March 31, 2023 $

Cash in bank	308,774	157,317
Cashable guaranteed investment certificate, variable rate, maturing April 2024	7,000,000	10,000,000
Cashable guaranteed investment certificate, 2.75%, maturing December 2023	200,000	200,000
Total cash and cash equivalents	7,508,774	10,357,317

The guaranteed investment certificate of $200,000 is held as collateral by the Company's primary financial institution against corporate credit cards.

During the six months ended September 30, 2023, 1,800,000 (2022: 233,333) stock options were exercised using a "cashless" exercise method whereby 448,062 (2022: 62,409) fewer shares were issued than options exercised as compensation for the $918,000 (2022: $153,666) in cash that would have otherwise been received by the Company upon exercise.

14

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

13. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the three and six months ended September 30, 2023 and 2022 were as follows:

	Three months Ended September 30, 2023	Three months Ended September 30, 2022	Six months Ended September 30, 2023	Six months Ended September 30, 2022
	$	$	$	$

Directors fees	36,250	65,625	66,250	65,625
Salaries and benefits	276,250	341,875	552,500	588,125
Share-based compensation	245,799	509,130	845,324	1,266,179
Total remuneration of key management personnel	558,299	916,630	1,464,074	1,919,929

14. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company.

15

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

15. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three and six months ended September 30, 2023 is 100,699,578 and 100,142,434 respectively (2022: 99,379,330 and 99,339,080). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three and six months ended September 30, 2023 and September 30, 2022, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

16. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities. The Company was successful in securing funding with the National Research Council for the Industrial Research Assistance Program for an HVAC project which included funding to offset both labour and third-party testing costs. The Company has also secured funding for ZENArmor Pigment Synthesis, Substrate Preparation and Coating from Public Works and Government Services Canada. Lastly, the Company has secured funding from DAIR Green Fund for passive icephobic coating testing.

Government grants received during the three and six months ended September 30, 2023 and 2022 were as follows:

	Three months Ended September 30, 2023	Three months Ended September 30, 2022	Six months Ended September 30, 2023	Six months Ended September 30, 2022
	$	$	$	$

National Research Council	-	-	46,322	-
Public Works and Government Services Canada	139,391	-	139,391	-
DAIR Green Fund	15,000	-	57,500	-
Total government grants received	154,391	-	243,213	-

16

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT SEPTEMBER 30, 2023 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

17. OTHER EXPENSES

	Three months Ended September 30, 2023 $	Three months Ended September 30, 2022 $	Six months Ended September 30, 2023 $	Six months Ended September 30, 2022 $

Automotive	5,733	8,034	11,903	15,025
Bank fees	706	671	2,023	1,322
Dues and subscriptions	8,709	(6,011)	19,963	47,493
Freight and delivery	76,748	30,811	165,508	58,434
Meals and entertainment	15,254	7,549	29,413	30,104
Other expenses	14,114	19,495	34,434	32,386
Property taxes	7,796	15,722	15,751	23,630
Repairs and maintenance	44,849	14,230	70,058	33,710
Telephone	5,393	3,825	11,403	7,255
Utilities	3,873	4,506	4,354	8,884
Total other expenses	183,175	98,832	364,810	258,243

18. SUBSEQUENT EVENTS

On October 1, 2023, the long-term debt, as disclosed in Note 10 to these financial statements, was amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was extended by four months with a new maturity date of October 1, 2025.